Exhibit 3.42

EL SEGUNDO POWER LLC

AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT

The undersigned, being the sole Member of El Segundo Power LLC, a Delaware limited liability company (the “Company”), pursuant to §18-215 of the Limited Liability Company Act of the State of Delaware (the “Act”) and Sections 6.01 and 12.07 of the Limited Liability Company Agreement of the Company (the “LLC Agreement”) hereby amends the LLC Agreement as set forth below:

1.             AMENDMENTS

(1) Section 3.03 of the LLC Agreement is hereby amended and restated in its entirety to read “Section 3.03 - (Intentionally Omitted)”.

2.             MISCELLANEOUS

Except as expressly amended hereby, all of the terms and provisions of the LLC Agreement are and shall remain in full force and effect.

* * * *

IN WITNESS WHEREOF, the undersigned sole member of the Company has executed this Amendment as of this 7th day of November, 2006.

NRG Energy, Inc.

By:	/s/ Clint Freeland
Name: Clint Freeland
Title: Vice President and Treasurer

LIMITED LIABILITY COMPANY AGREEMENT

OF

EL SEGUNDO POWER, LLC

A Delaware Limited Liability Company

LIMITED LIABILITY COMPANY AGREEMENT

OF

EL SEGUNDO POWER, LLC

A Delaware Limited Liability Company

TABLE OF CONTENTS

RECITALS

	ARTICLE 1 DEFINITIONS

1.01	Definitions	1
1.02	Construction	10

	ARTICLE 2 ORGANIZATION

2.01	Formation	11
2.02	Name	11
2.03	Registered Office; Registered Agent; Principal Office in the United States; Other Offices	11
2.04	Purposes	11
2.05	Foreign Qualification	11
2.06	Term	12
2.07	No State-Law Partnership	12

	ARTICLE 3 MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.01	Initial Members	12
3.02	Representations, Warranties and Covenants	12
3.03	Dispositions and Encumbrances of Membership Interests and Member Equity	13
3.04	Creation of Additional Membership Interest	17
3.05	Access to Information	18
3.06	Confidential Information	18
3.07	Liability to Third Parties	20
3.08	Withdrawal	20

	ARTICLE 4 CAPITAL CONTRIBUTIONS

4.01	Capital Contributions	20
4.02	Failure to Contribute	21
4.03	Loans	22
4.04	Return of Contributions	22
4.05	Capital Accounts	23

	ARTICLE 5 DISTRIBUTIONS AND ALLOCATIONS

5.01	Distributions or Requests for Capital Contributions	24
5.02	Distributions on Dissolution and Winding Up	24
5.03	Allocations	24
5.04	Varying Interests	25
5.05	Qualified Income Offset	25
5.06	Minimum Gain Chargeback	26
5.07	Member Services or Use of Member Property	27

	ARTICLE 6 MANAGEMENT

6.01	Management by Members	27
6.02	Executive Committee	27
6.03	Manager	30
6.04	Delegation to Particular Member	33
6.05	Affiliate Agreements; Conflicts of Interest	34
6.06	Disclaimer of Duties and Liabilities	35
6.07	Indemnification	35

	ARTICLE 7 TAXES

7.01	Tax Returns	35
7.02	Tax Elections	35
7.03	Tax Matters Member	36

	ARTICLE 8 BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01	Maintenance of Books	37
8.02	Reports	37
8.03	Bank Accounts	38

	ARTICLE 9 BUYOUT OPTION

9.01	Buyout Events	39
9.02	Procedure	39
9.03	Purchase Price	39
9.04	Closing	40
9.05	Terminated Member	41

	ARTICLE 10 DISPUTE RESOLUTION

10.01	Disputes	41
10.02	Negotiation to Resolve Disputes	42
10.03	Selection of Arbitrator	42
10.04	Conduct of Arbitration	42

	ARTICLE 11 DISSOLUTION, WINDING-UP AND TERMINATION

11.01	Dissolution	43
11.02	Winding-Up and Termination	43
11.03	Deficit Capital Accounts	45
11.04	Certificate of Cancellation	45

	ARTICLE 12 GENERAL PROVISIONS

12.01	Offset	45
12.02	Project Financing	45
12.03	Notices	45
12.04	Entire Agreement; Superseding Effect	45
12.05	Press Releases	46
12.06	Effect of Waiver or Consent	46
12.07	Amendment or Restatement	46
12.08	Binding Effect	46
12.09	Governing Law; Severability	46
12.10	Further Assurances	47
12.11	Counterparts	47

Exhibit A	-	Members

Exhibit B	-	Hourly Charges for Member Personnel

LIMITED LIABILITY COMPANY AGREEMENT

OF

EL SEGUNDO POWER, LLC

A Delaware Limited Liability Company

THIS LIMITED LIABILITY COMPANY AGREEMENT OF EL SEGUNDO POWER, LLC (this “Agreement”), dated effective as of November 25, 1997 (the “Effective Date”), is adopted, executed and agreed to, for good and valuable consideration, by the Members (as defined below).

RECITALS

1.    NRG El Segundo Inc., a Delaware corporation (“NRG-ES”), is a wholly-owned subsidiary of NRG Energy, Inc., a Delaware corporation (“NRG”)

2.    El Segundo, Inc., a Delaware corporation (“Destec-ES”), is a wholly-owned subsidiary of Destec Energy, Inc., a Delaware corporation (“Destec”).

3.    Pursuant to a certain Acquisition and Project Development Agreement, dated November 21, 1997, as amended by the First Amendment to Acquisition and Project Development Agreement dated January 27, 1998 (the “Preliminary Agreement”), NRG and Destec agreed to form the Company (as defined below) for the purpose of acquiring, operating and owning the Project (as defined below).

4.    On November 25, 1997, NRG-ES and Destec-ES executed a certain Limited Liability Company Agreement of El Segundo Power, LLC (the “Initial LLC Agreement”).

5.    As contemplated by Section 17(b) of the Initial LLC Agreement, NRG-ES and Destec-ES now desire to enter into this Agreement to amend and restate the Initial LLC Agreement and agree upon various other matters relating to the Company.

ARTICLE 1

1.01    Definitions. As used in this Agreement, the following terms have the respective meanings set forth below or set forth in the Sections referred to below:

AAA - Section 10.03(b).

Acquisition – the Company’s acquisition of the Project from SCE pursuant to the Asset Sale Agreement.

Acquisition Date – the effective date of the Acquisition.

Act - the Delaware Limited Liability Company Act, as amended.

Administrative Services Agreement - Administrative Services Agreement between the Company and Destec and Destec Management Services, Inc., a Wholly-Owned Affiliate of Destec, relating to the business and administrative services for the ownership of the Project.

Affected Member - Section 9.01.

Affiliate - with respect to any Person, (a) each entity that such Person Controls; (b) each Person that Controls such Person, including, in the case of a Member, such Member’s Parent; and (c) each entity that is under common Control with such Person, including, in the case of a Member, each entity that is Controlled by such Member’s Parent. Affiliation shall have a corresponding meaning.

Agreement - introductory paragraph.

Alternate Representative - Section 6.02(a)(i).

Arbitration Notice - Section 10.02.

Arbitrator - Section 10.03(a).

Asset Sale Agreement - Asset Sale Agreement, dated as of November 21, 1997, among SCE, Destec and NRG, and assigned by Destec and NRG to the Company, relating to the acquisition of the Project.

Assignee - any Person that acquires a Membership Interest or any portion thereof through a Disposition; provided, however, that an Assignee shall have no right to be admitted to the Company as a Member except in accordance with Section 3.03(b)(ii).

Bankruptcy or Bankrupt - with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any

Law has been commenced and 60 Days have expired without dismissal thereof or with respect to which, without such Person’s consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties has been appointed and 60 Days have expired without the appointment having been vacated or stayed, or 60 Days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

Budget - the annual budget for the Company that is approved by the Executive Committee, as such may be amended from time to time. The Budget shall cover both operating and capital items.

Business Day - any day other than a Saturday, a Sunday, or a holiday on which national banking associations in Minneapolis, Minnesota or Houston, Texas are closed.

Buyout Event - Section 9.01.

Capital Account - the account to be maintained by the Company for each Member in accordance with Section 4.05.

Capital Contribution - with respect to any Member, the amount of money and the net agreed value of any property (other than money) contributed to the Company by the Member. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of its predecessors in interest.

Cause - Section 6.03(d).

Certified Public Accountants - a firm of independent public accountants selected from time to time by the Executive Committee.

Change of Member Control - with respect to any Member, an event (such as a Disposition of voting securities) that causes such Member to cease to be Controlled by such Member’s Parent; provided, however, that an event that causes either or both the Parents of an Initial Member to be Completely Controlled (or otherwise Controlled) by another Person shall not constitute a Change of Member Control.

Claim - any and all judgments, claims, causes of action, demands, lawsuits, suits, proceedings, Governmental investigations or audits, losses, assessments, fines, penalties, administrative orders, obligations, costs, expenses, liabilities and damages (whether actual, consequential or punitive), including interest, penalties, reasonable attorney’s fees, disbursements and costs of investigations, deficiencies, levies, duties and imposts.

Code - the Internal Revenue Code of 1986, as amended.

Company - El Segundo Power, LLC, a Delaware limited liability company.

Complete Control - the possession, directly or indirectly, through one or more intermediaries, of both of the following:

(a)         (i) in the case of a corporation, all of the outstanding voting securities thereof; (ii) in the case of a limited liability company, partnership, limited partnership or venture, the right to all of the distributions therefrom (including liquidating distributions); (iii) in the case of a trust or estate, including a business trust, all of the beneficial interest therein; and (iv) in the case of any other entity, all of the economic or beneficial interest therein; and

(b)        in the case of any entity, the power and authority to completely control the management of the entity.

Confidential Information - information and data (including all copies thereof) that is furnished or submitted by any of the Members or their Affiliates, whether oral (and if oral, reduced to writing and marked “confidential” within 10 Days of disclosure), written, or electronic, on a confidential basis to the other Members or their Affiliates in connection with the Company, and any and all of the activities and studies relating to the economics or performance of the Project and/or the Company performed pursuant to the Preliminary Agreement, the Initial LLC Agreement, or this Agreement, and the resulting information and data obtained from those studies. Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that:

(a)         is in the public domain at the time of its disclosure or thereafter (other than as a result of a disclosure directly or indirectly by a Member or its Affiliates in contravention of the Preliminary Agreement, the Initial LLC Agreement, or this Agreement);

(b)        as to any Member, was in the possession of such Member or its Affiliates prior to the execution of the Preliminary Agreement; or

(c)         is engineering information (for example, heat balance and capital cost information) that has been independently acquired or developed by a Member or its Affiliates without violating any of the obligations of such Member or its Affiliates under the Preliminary Agreement, the Initial LLC Agreement, or this Agreement.

Control - the possession, directly or indirectly, through one or more intermediaries, of either of the following:

(a)         (i) in the case of a corporation, 50% or more of the outstanding voting securities thereof; (ii) in the case of a limited liability company, partnership, limited partnership or venture, the right to 50% or more of the distributions therefrom (including liquidating distributions); (iii) in the case of a trust or estate, including a business trust, 50% or more of the beneficial interest therein; and (iv) in the case of any other entity, 50% or more of the economic or beneficial interest therein; or

(b)        in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to exercise a controlling influence over the management of the entity.

“Controlling” shall have a correlative meaning.

Day - a calendar day; provided, however, that, if any period of Days referred to in this Agreement shall end on a Day that is not a Business Day, then the expiration of such period shall be automatically extended until the end of the first succeeding Business Day.

Default - the failure of a Member to comply in any material respect with any of its material agreements, covenants or obligations under this Agreement; the failure of any representation or warranty made by a Member in this Agreement to have been true and correct in all material respects at the time it was made; or the failure of a Member, without justified cause, to take any action materially necessary for the progress of the Project consistent with or required by the terms of this Agreement (including participating in meetings or decisions).

Default Rate - a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, with adjustments in that varying rate to be made on the same date as any change in that rate is so published, plus (ii) 3% per annum, or (b) the maximum rate permitted by Law.

Deferred Amount - Section 9.03(c).

Delaware Certificate - Section 2.01.

Destec - Recital 2.

Destec-ES - Recital 2.

Dispose, Disposing or Disposition - with respect to any asset (including a Membership Interest or any portion thereof), a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise; (b) in the case of an asset owned by an entity, (i) a merger or consolidation of such entity (other than where such entity is the survivor thereof), (ii) a conversion of such entity into another type of entity, or (iii) a distribution of such asset, including in connection with the dissolution, liquidation, winding-up or termination of such entity (unless, in the case of dissolution, such entity’s business is continued without the commencement of liquidation or winding-up); and (c) a disposition in connection with, or in lieu of, a foreclosure of an Encumbrance; but such terms shall not include the creation of an Encumbrance.

Dispute - Section 10.01.

Dispute Notice - Section 10.02.

Disputing Member - Section 10.01.

Dissolution Event - Section 11.01(a).

Effective Date - introductory paragraph.

Encumber, Encumbering, or Encumbrance - the creation of a security interest, lien, pledge, mortgage or other encumbrance, whether such encumbrance be voluntary, involuntary or by operation of Law.

Energy Management Agreement - Energy Management Agreement between the Company and one or more Wholly-Owned Affiliates of Destec, relating to (a) the supply and management of natural gas requirements for the operation of the Project, and (b) the disposition of energy and capacity from the Project.

Executive Committee - Section 6.02.

Facilities Services Agreement - Facilities Services Agreement, dated as of the Acquisition Date, between the Company and SCE, relating to the Company’s use of certain SCE facilities for a term of 99 years.

Fair Market Value - Section 9.03.

Fuel Transportation Agreement - Master Services Contract between the Company and Southern California Gas Company, and/or any other agreement relating to the intrastate transportation of natural gas to the Project.

Governmental Authority (or Governmental) - a federal, state, local or foreign governmental authority; a state, province, commonwealth, territory or district thereof; a county or parish; a city, town, township, village or other municipality; a district, ward or other subdivision of any of the foregoing; any executive, legislative or other governing body of any of the foregoing; any agency, authority, board, department, system, service, office, commission, committee, council or other administrative body of any of the foregoing; any court or other judicial body; and any officer, official or other representative of any of the foregoing.

including - including, without limitation.

Initial Member - NRG-ES or Destec-ES, as applicable.

ISO - the California Independent System Operator, a California non-profit corporation.

ISO Must-Run Agreement - Must-Run Agreement between the ISO and the Company (or SCE, and assigned to the Company), relating to the operation and dispatchability of the Project.

Law - any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority having valid jurisdiction.

Lending Member - Section 4.02(a)(ii).

Manager - Section 6.03.

Member - any Person executing this Agreement as of the date of this Agreement as a member or hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

Membership Interest - with respect to any Member, (a) that Member’s status as a Member; (b) that Member’s share of the income, gain, loss, deduction and credits of, and the right to receive distributions from, the Company; (c) all other rights, benefits and privileges enjoyed by that Member (under the Act, this Agreement, or otherwise) in its capacity as a Member, including that Member’s rights to vote, consent and approve and otherwise to participate in the management of the Company, including through the Executive Committee; and (d) all obligations, duties and liabilities imposed on that Member (under the Act, this Agreement or otherwise) in its capacity as a Member, including any obligations to make Capital Contributions.

Non-Contributing Member - Section 4.02(a).

Non-Selling Member - Section 3.03(c)(i).

NRG - Recital 1.

NRG-ES- Recital 1.

Offer- Section 3.03(c)(i).

Offeror - Section 3.03(c)(i).

Officer - any Person designated as an officer of the Company as provided in Section 6.02(j), but such term does not include any Person who has ceased to be an officer of the Company.

O&M Agreement - Operation and Maintenance Agreement between the Company and NRG or a Wholly-Owned Affiliate of NRG, relating to the operation and maintenance of the Project upon termination or expiration of the SCE O&M Agreement.

O&M Management Services Agreement - Operation and Management Services Agreement between the Company and NRG El Segundo Operations, Inc., a Wholly-Owned Affiliate of NRG, relating to the supervision of SCE’s performance, and the discharge of the Company’s responsibilities, under the SCE O&M Agreement.

Operator - The named Operator under the SCE O&M Agreement or the O&M Agreement, as applicable.

Outside Activities - Section 6.05(c).

Parent - the Person that Controls a Member and that is not itself Controlled by any other Person, provided that in the case of the Initial Members, the “Parents” of the respective Initial Members are set forth on the attached Exhibit A.

Permits - all permits, licenses, approvals or other actions of Governmental Authorities that are required for the ownership and operation of the Project, as contemplated by this Agreement.

Person - the meaning assigned that term in Section 18-101(11) of the Act and also includes a Governmental Authority and any other entity.

Preliminary Agreement - Recital 3.

Project - (a) the 1,020 MW natural gas fired electricity generating plant located in El Segundo, California, (b) the Project Site, (c) all materials, supplies and equipment related to either of the foregoing, (d) the Project Agreements, and (e) the Permits.

Project Agreements - the Fuel Transportation Agreement, the SCE O&M Contract, the O&M Management Services Agreement, the O&M Agreement, the Administrative Services Agreement, the Energy Management Agreement, the Asset Sale Agreement, the Facilities Services Agreement, the ISO Must-Run Agreement, and any other agreements required in connection with the acquisition, operation or ownership of the Project.

Project Site - the parcel of land upon which the Project is located.

Purchase Price - Section 9.03.

Representative - Section 6.02(a)(i).

SCE - Southern California Edison Company, a California corporation.

SCE O&M Agreement - Operation and Maintenance Agreement, dated as of the Acquisition Date, between the Company and SCE, relating to the performance of Project operation and maintenance services for a period of two years.

Securities Act - the Securities Act of 1933.

Selling Member - Section 3.03(c)(i).

Sharing Ratio - subject in each case to adjustments in accordance with this Agreement or in connection with Dispositions of Membership Interests, (a) in the case of a Member executing this Agreement as of the date of this Agreement or a Person acquiring such Member’s Membership Interest, the percentage specified for that Member as its Sharing Ratio on the attached Exhibit A, and (b) in the case of Membership Interest issued pursuant to Section 3.04, the Sharing Ratio established pursuant thereto; provided, however, that the total of all Sharing Ratios shall always equal 100%.

Sole Discretion - a Member’s sole and absolute discretion, with or without cause, and subject to whatever limitations or qualifications the Member may impose.

Tax Matters Member - Section 7.03(a).

Term - Section 2.06.

Terminated Member - Section 9.05.

Transferred Interest - Section 3.03(c)(i).

Treasury Regulations - the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

Wholly-Owned Affiliate - with respect to any Person, (a) each entity that such Person Completely Controls; (b) each Person that Completely Controls such Person, including, in the case of a Member, such Member’s Parent; and (c) each entity that is under common Complete Control with such Person, including, in the case of a Member, each entity that is Completely Controlled by such Member’s Parent.

Working Capital Requirements - an amount equal to the operating cash requirements for the operation of the Project for the next 3 succeeding calendar months (excluding any capital expenditures) as determined by the operating cash expenditures planned for the next succeeding calendar quarter according to the Budget.

Other terms defined herein have the meanings so given them.

1.02 Construction. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine, and neuter; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) references to Exhibits refer to the Exhibits attached to this Agreement, each of which is made a part hereof for all purposes; (d) references to Laws refer to such Laws as they may be amended from time to time, and references to particular provisions of a Law include any corresponding provisions of any succeeding Law; and (e) references to money refer to legal currency of the United States of America.

ARTICLE 2
ORGANIZATION

2.01    Formation. The Company has been organized as a Delaware limited liability company by the filing of a Certificate of Formation, dated as of the Effective Date (the “Delaware Certificate”), with the Secretary of State of Delaware pursuant to the Act.

2.02    Name. The name of the Company is “EI Segundo Power, LLC” and all Company business must be conducted in that name or such other names that comply with Law as the Executive Committee may select.

2.03    Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Delaware Certificate or such other office (which need not be a place of business of the Company) as the Executive Committee may designate in the manner provided by Law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Delaware Certificate or such other Person or Persons as the Executive Committee may designate in the manner provided by Law. The principal office of the Company in the United States shall be at such place as the Executive Committee may designate, which need not be in the State of Delaware, and the Company shall maintain records there or such other place as the Executive Committee shall designate and shall keep the street address of such principal office at the registered office of the Company in the State of Delaware, The Company may have such other offices as the Executive Committee may designate.

2.04    Purposes. The purposes of the Company are to acquire, operate and own the Project; to enter into, and perform its obligations under, the Project Agreements; and to engage in any activities directly or indirectly relating thereto, including obtaining financing for the foregoing.

2.05    Foreign Qualification. Prior to the Company’s conducting business in any jurisdiction other than Delaware, the Executive Committee shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Executive Committee, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Executive Committee, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06    Term. The period of existence of the Company (the “Term”) commenced on the Effective Date and shall end at such time as a certificate of cancellation is filed with the Secretary of State of Delaware in accordance with Section 11,04.

2.07    No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

ARTICLE 3
MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.01    Initial Members. The Initial Members are executing this Agreement as of the date of this Agreement as Members, each of which is admitted to the Company as a Member effective contemporaneously with the execution by such Person of this Agreement.

3.02    Representations, Warranties and Covenants. Each Member hereby represents, warrants and covenants to the Company and each other Member that the following statements are true and correct as of the Effective Date and shall be true and correct at all times that such Member is a Member:

(a)      that Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the Law of the jurisdiction of its incorporation, organization or formation; if required by applicable Law, that Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; and that Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by that Member have been duly taken;

(b)     that Member has duly executed and delivered this Agreement and the other documents contemplated herein, and they constitute the legal, valid and binding obligation of that Member enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar Laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity); and

(c)      that Member’s authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default or violation of, (A) the organizational documents of such Member, (B) any contract or agreement to which that Member is a party or is otherwise subject, or

(C) any Law, order, judgment, decree, writ, injunction or arbitral award to which that Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, unless such requirement has already been satisfied.

3.03             Dispositions and Encumbrances of Membership Interests and Member Equity.

(a)        General Restriction. A Member may not Dispose of or Encumber all or any portion of its Membership Interest except in strict accordance with this Section 3.03. (References in this Section 3.03 to Dispositions or Encumbrances of a “Membership Interest” shall also refer to Dispositions or Encumbrances of a portion of a Membership Interest.) Any attempted Disposition or Encumbrance of a Membership Interest, other than in strict accordance with this Section 3.03, shall be, and is hereby declared, null and void ab initio. The Members agree that a breach of the provisions of this Section 3.03 may cause irreparable injury to the Company and to the other Members for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (ii) the uniqueness of the Company business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03 may be enforced by specific performance.

(b)       Dispositions of Membership Interests.

(i)     General Restriction. A Member may not Dispose of all or any portion of its Membership Interest except by complying with all of the following requirements:

(A)       such Member must receive the unanimous consent of the non-Disposing Members, which consent may be granted or withheld by each of such other Members in their Sole Discretion; provided, however, that such consent need not be obtained if (1) the proposed Assignee is a Wholly-Owned Affiliate of the Disposing Member and (II) such proposed Assignee demonstrates to the reasonable satisfaction of the other Members that it has the ability to meet the financial and contractual commitments and other obligations of the Disposing Member, and

(B)        such Member must comply with the requirements of Section 3.03(b)(iii) and, if the Assignee is to be admitted as a Member, Section 3.03(b)(ii).

(ii)    Admission of Assignee as a Member. An Assignee has the right to be admitted to the Company as a Member, with the Membership Interest (and attendant Sharing Ratio) so transferred to such Assignee, only if (A) the Disposing Member making the Disposition has granted the Assignee either (I) the

Disposing Member’s entire Membership Interest or (II) the express right to be so admitted; and (B) such Disposition is effected in strict compliance with this Section 3.03.

(iii)   Requirements Applicable to All Dispositions and Admissions. In addition to the requirements set forth in Sections 3.03(b)(i) and 3.03(b)(ii), any Disposition of a Membership Interest and any admission of an Assignee as a Member shall also be subject to the following requirements, and such Disposition (and admission, if applicable) shall not be effective unless such requirements are complied with; provided, however, that the Executive Committee, in its sole and absolute discretion, may waive any of the following requirements:

(A)         Disposition Documents. The following documents must be delivered to the Executive Committee and must be satisfactory, in form and substance, to the Executive Committee:

(I)            Disposition Instrument. A copy of the instrument pursuant to which the Disposition is effected.

(II)           Ratification of this Agreement. An instrument, executed by the Disposing Member and its Assignee, containing the following information and agreements, to the extent they are not contained in the instrument described in Section 3.03(b)(iii)(A)(I): (I) the notice address of the Assignee; (2) if applicable, the Parent of the Assignee; (3) the Sharing Ratios after the Disposition of the Disposing Member and its Assignee (which together must total the Sharing Ratio of the Disposing Member before the Disposition); (4) the Assignee’s ratification of this Agreement and agreement to be bound by it, and its confirmation that the representations and warranties in Section 3.02 are true and correct with respect to it; (5) the Assignee’s ratification of all of the Project Agreements and agreement by be bound by them, to the same extent that the Disposing Member was bound by them prior to the Disposition; and (6) representations and warranties by the Disposing Member and its Assignee (aa) that the Disposition and admission is being made in accordance with all applicable Laws, and (bb) that the matters set forth in Sections 3.03(b)(iii)(A)(III) and (IV) are true and correct.

(III)         Securities Law Opinion. Unless the Membership Interest subject to the Disposition is registered under the Securities Act and any applicable state securities Law, or the proposed Assignee is a Wholly-Owned Affiliate as described in 3.03(b)(i)(A) above, a favorable opinion of the Company’s legal counsel, or of other legal counsel acceptable to the Executive

Committee, to the effect that the Disposition and admission is being made pursuant to a valid exemption from registration under those Laws and in accordance with those Laws.

(IV)         Tax Opinion. A favorable opinion of the Certified Public Accountants, or of other certified public accountants acceptable to the Executive Committee, to the effect that the Disposition would not result in the Company’s being considered to have terminated within the meaning of Code Section 708.

(B)          Payment of Expenses. The Disposing Member and its Assignee shall pay, or reimburse the Company for, all reasonable costs and expenses incurred by the Company in connection with the Disposition and admission, including the legal fees incurred in connection with the legal opinions referred to in Sections 3.03(b)(iii)(A)(III) and (IV), on or before the tenth Day after the receipt by that Person of the Company’s invoice for the amount due.

(C)          No Release. No Disposition of a Membership Interest shall effect a release of the Disposing Member from any liabilities to the Company or the other Members arising from events occurring prior to the Disposition.

(c)     Disposition Resulting in Change of Member Control.

(i)       In the event a Change of Member Control is contemplated in that a Person with a direct or indirect Controlling equity interest in a Member receives a valid and binding third party offer (the “Offer”) for a Controlling interest in such Member (the “Transferred Interest”), such Member (the “Selling Member”) shall give notice in writing to the other Members (the “Non-Selling Members”), enclosing a true copy of the Offer. Such notice shall describe the material terms and conditions of the Offer, including without limitation the proposed purchase price, the amount and kind of consideration to be paid and the identity of the offeror (the “Offeror”). The Non-Selling Members shall have a right, exercisable by giving notice to the Selling Member (with a copy to each Non-Selling Member) within 10 Days of receipt of such notice, to purchase a percentage of the Transferred Interest. Said percentage shall be equal to the ratio of the Sharing Ratio of each such Non-Selling Member to the sum of all Sharing Ratios of all Non-Selling Members.

(ii)      The Company shall inform the Non-Selling Members if they have not elected unanimously to purchase either a portion of the Transferred Interest pursuant to clause (i) or in some other agreed-upon portion. They shall then have five (5) days to agree to buy all of the Transferred Interest for the proposed purchase price on the terms set forth in the Offer. If an agreement is reached, the participating Non-Selling Members shall take such actions as are reasonably necessary to close the transaction as soon as possible but no later than 20 Days after all necessary governmental approvals have been obtained or otherwise satisfied. At such closing, the Selling Member shall, and hereby covenants to, transfer the Transferred Interest free and clear of any and all Encumbrances other than Encumbrances arising out of related financing, or Encumbrances arising out of the Company’s financing of the Project.

(iii)   If the Non-Selling Members do not agree to buy all of the Transferred Interest by the end of the 5 day period, then the Selling Member shall have 60 days thereafter to sell the Transferred Interest to the Offerer on the terms stated in the notice.

(iv)   After the expiration of the time periods for the closing of a purchase or transfer set forth in this Section 3.03(c), no Change of Member Control may occur except by a Transferring Member submitting another notice of proposed Change of Member Control and following the procedures set forth in this Section 3.03(c).

(v)    Any Change of Member Control must also comply with Section 3.03(b)(iii).

(vi)   Any attempted Change of Control, other than in strict accordance with this Section 3.03(c), shall be, and is hereby declared, null and void ab initio. The Members agree that a breach of the provisions of this Section 3.03(c) may cause irreparable injury to the Company and to the other Members for which monetary damages (or other remedy at law) are inadequate in view of (A) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (B) the uniqueness of the Company business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03(c) may be enforced by specific performance.

(d)       Other Disposition of Interest in Member.

(i)         Any direct or indirect Disposition of an equity interest in a Member, including in a Person that controls such Member (other than in such Member’s Parent, or Parents, in the case of the Initial Members), which Disposition is less than that which constitutes a Change of Member Control, requires the consent of the other Members, which consent shall not be unreasonably withheld by such other Members, provided that a Member shall not be deemed unreasonable in withholding its consent if the proposed assignee of the subject equity interest is, or is an Affiliate (including without limitation a Wholly-Owned Subsidiary) of, a direct competitor of such Member in the independent power generation and/or marketing business, and consent is being withheld for legitimate business or strategic reasons. Notwithstanding the foregoing, such consent need not be obtained if (A) the proposed assignee of the equity interest is a wholly-owned Affiliate of the Member in which the interest is to be directly or indirectly Disposed, and (B) such proposed assignee demonstrates to the reasonable satisfaction of the other Members that it has the ability to meet the financial and contractual commitments and other obligations of the Member in which the Disposition is contemplated. Any direct or indirect Disposition of an equity interest in a Member must also comply with the requirements of Section 3.03(b)(iii).

(ii)        Any attempted direct or indirect Disposition of an Equity Interest in a Member, which Disposition does not constitute a Change of Control, other than in strict accordance with this Section 3.03(d), shall be, and is hereby declared, null and void ab initio. The Members agree that a breach of the provisions of this Section 3.03(d) may cause irreparable injury to the Company and to the other Members for which monetary damages (or other remedy at law) are inadequate in view of (A) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (B) the uniqueness of the Company business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03(d) may be enforced by specific performance.

(e)        Encumbrances of Membership Interest and Member Equity. A Member may not Encumber its Membership Interest, or permit an Encumbrance against the equity interests in such Member or in a Person that Controls such Member (other than interests in such Member’s Parent, or Parents, in the case of the Initial Members), without the unanimous consent of the non-Encumbering Members, which may be granted or withheld in their sole discretion. If such unanimous consent is granted, a Member may Encumber its Membership Interest (or suffer an Encumbrance against the equity interests in such Member or in Persons that Control such Member), only if the instrument creating such Encumbrance provides that any foreclosure of such Encumbrance (or Disposition in lieu of such foreclosure) must comply with the requirements of Section 3-03(b), unless waived by the other Members.

3.04     Creation of Additional Membership Interest. Additional Membership Interests may be created and issued to existing Members or to other Persons, and such other Persons may be admitted to the Company as Members, with the unanimous consent of the existing Members, on such terms and conditions as the existing Members may unanimously determine at the time of admission. The terms of admission or issuance must specify the Sharing Ratios applicable thereto and may provide for the creation of different classes or groups of Members having different rights, powers, and duties. The Executive Committee may reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties. Any such admission is effective only after the new Member has executed and delivered to the Members an instrument containing the notice address of the new Member, the Assignee’s ratification of this Agreement and agreement to be bound by it, and its confirmation that the representations and warranties in Section 3.02 are true and correct with respect to it. The provisions of this Section 3.04 shall not apply to Dispositions of Membership Interests or admissions of Assignees in connection therewith, such matters being governed by Section 3.03.

3.05     Access to Information. Each Member shall be entitled to receive any information that it may reasonably request concerning the Company; provided, however, that this Section 3.05 shall not obligate the Company, the Executive Committee to create any information that does not already exist at the time of such request (other than to convert existing information from one medium to another, such as providing a printout of information that is stored in a computer database). Each Member shall also have the right, upon reasonable notice, and at all reasonable times during usual business hours to inspect the properties of the Company and to audit, examine and make copies of the books of account and other records of the Company. Such right may be exercised through any agent or employee of such Member designated in writing by it or by an independent public accountant, engineer, attorney or other consultant so designated. The Member making the request shall bear all costs and expenses incurred in any inspection, examination or audit made on such Member’s behalf. Moreover, the Member making the request shall indemnify the Company and its Members for any and all Claims arising out of or related to any activities of Member’s agent, employee, independent public accountant, engineer, attorney or other consultant while present at and traveling to and from the Project. Confidential Information obtained pursuant to this Section 3.05 shall be subject to the provisions of Section 3.06.

3.06     Confidential Information. (a) Except as permitted by Section 3.06(b), (i) each Member shall keep confidential all Confidential Information and shall not disclose any Confidential Information to any Person, including any of its Affiliates, and (ii) each Member shall use the Confidential Information only in connection with the Company.

(b)       Notwithstanding Section 3.06(a), but subject to the other provisions of this Section 3.06, a Member may make the following disclosures and uses of Confidential Information:

(i)     disclosures to another Member in connection with the Company;

(ii)    disclosures and uses that are approved by the Executive Committee;

(iii)   disclosures to a Wholly-Owned Affiliate of such Member, if such Wholly-Owned Affiliate has agreed to abide by the terms of this Section 3.06;

(iv)   disclosures to a Person that is not a Member or an Affiliate of a Member, if such Person has been retained to provide services by the Member in connection with the Company or such Member’s Membership Interest and has agreed to abide by the terms of this Section 3.06;

(v)    disclosures to lenders, potential lenders or other Persons providing financing for the Project, potential equity purchasers, if such Persons have agreed to abide by the terms of this Section 3.06;

(vi)      disclosures to SCE, ISO, and their consultants and representatives;

(vii)     disclosures to Governmental Authorities that are necessary to operate the Project consistent with the Project Agreements;

(viii)    disclosures that a Member is legally compelled to make by deposition, interrogatory, request for documents, subpoena, civil investigative demand, order of a court of competent jurisdiction, or similar process, or otherwise by Law or securities exchange requirements; provided, however, that prior to any such disclosure, such Member shall, to the extent legally permissible:

(A)       provide the Executive Committee with prompt notice of such requirements so that one or more of the Members may seek a protective order or other appropriate remedy or waive compliance with the terms of Section 3.06(a);

(B)        consult with the Executive Committee on the advisability of taking steps to resist or narrow such disclosure; and

(C)        cooperate with the Executive Committee and with the other Members in any attempt one or more of them may make to obtain a protective order or other appropriate remedy or assurance that confidential treatment will be afforded the Confidential Information; and in the event such protective order or other remedy is not obtained, or the other Members waive compliance with the provisions hereof, such Member agrees (I) to furnish only that portion of the Confidential Information that the other Members are advised by counsel to the disclosing Member is legally required and (II) to exercise all reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

(c)        Each Member shall take such precautionary measures as may be required to ensure (and such Member shall be responsible for) compliance with this Section 3.06 by any of its Affiliates, and its and their directors, officers, employees and agents, and other Persons to which it may disclose Confidential Information in accordance with this Section 3.06.

(d)       A Terminated Member shall promptly destroy (and provide a certificate of destruction to the Company with respect to) or return to the Company, as directed by the Executive Committee, all Confidential Information in its possession. Notwithstanding the immediately-preceding sentence, a Terminated Member may, subject to the other provisions of this Section 3.06, retain and use Confidential Information for the limited purpose of preparing such Terminated Member’s tax returns and defending audits, investigations and proceedings relating thereto.

(e)        The Members agree that no adequate remedy at law exists for a breach or threatened breach of any of the provisions of this Section 3.06, the continuation of which unremedied will cause the Company and the other Members to suffer irreparable harm. Accordingly, the Members agree that the Company and the other Members shall be entitled, in addition to other remedies that may be available to them, to immediate injunctive relief from any breach of any of the provisions of this Section 3.06 and to specific performance of their rights hereunder, as well as to any other remedies available at law or in equity.

(f)        The obligations of the Members under this Section 3.06 shall terminate on the third anniversary of the end of the Term.

3.07     Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company, unless such liability is expressly agreed to in writing by such Member.

3.08     Withdrawal. A Member may not withdraw or resign from the Company.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.01     Capital Contributions. Without creating any rights in favor of any third party, each Member shall contribute to the Company, in cash, on or before the date specified as hereinafter described, that Member’s Sharing Ratio of all monies that in the judgment of the Executive Committee are necessary to enable the Company to acquire the Project from SCE and to cause the assets of the Company to be properly operated and maintained and to discharge its costs, expenses, obligations, and liabilities, including without limitation its Sharing Ratio of the purchase price set forth in the Asset Sale Agreement, and its Sharing Ratio of Working Capital Requirements in order to bring current Company bank accounts to an amount equal to the Working Capital Requirements, as more particularly described in Section 5.01 below. The Executive Committee shall notify each other Member of the need for Capital Contributions pursuant to this Section 4.01 when appropriate, which notice must include a statement in reasonable detail of the proposed uses of the Capital Contributions and a date (which date may be no earlier than the fifth Business Day following each Member’s receipt of its notice) before which the Capital Contributions must be made. Notices for Capital Contributions must be made to all Members in accordance with their Sharing Ratios.

Notwithstanding anything contained herein, pursuant to Article VII of the Preliminary Agreement, the Members agree that the Company shall reimburse NRG or Destec, as applicable, for all Third Party Costs (as defined in the Preliminary Agreement) incurred by NRG or Destec (and their respective Affiliates) prior to the Acquisition Date.

4.02     Failure to Contribut. (a) If a Member does not contribute, within 10 Days of the date required, all or any portion of a Capital Contribution that Member is required to make as provided in this Agreement, the other Members may cause the Company to exercise, on notice to that Member (the “Non-Contributing Member”), one or more of the following remedies:

(i)     taking such action (including court proceedings) as the other Members may deem appropriate to obtain payment by the Non-Contributing Member of the portion of the Non-Contributing Member’s Capital Contribution that is in default, together with interest thereon at the Default Rate from the date that the Capital Contribution was due until the date that it is made, all at the cost and expense of the Non-Contributing Member;

(ii)    permitting the other Members in proportion to their Sharing Ratios or in such other percentages as they may agree (the “Lending Member,” whether one or more), to advance the portion of the Non-Contributing Member’s Capital Contribution that is in default, with the following results:

(A)       the sum advanced constitutes a loan from the Lending Member to the Non-Contributing Member and a Capita! Contribution of that sum to the Company by the Non-Contributing Member pursuant to the applicable provisions of this Agreement,

(B)        the principal balance of the loan and all accrued unpaid interest thereon is due and payable in whole on the tenth Day after written demand therefor by the Lending Member to the Non-Contributing Member,

(C)        the amount lent bears interest at the Default Rate from the Day that the advance is deemed made until the date that the loan, together with all interest accrued on it, is repaid to the Lending Member,

(D)        all distributions from the Company that otherwise would be made to the Non-Contributing Member (whether before or after dissolution of the Company) instead shall be paid to the Lending Member until the loan and all interest accrued on it have been paid in full to the Lending Member (with payments being applied first to accrued and unpaid interest and then to principal),

(E)        the payment of the loan and interest accrued on it is secured by a security interest in the Non-Contributing Member’s Membership Interest, as more fully set forth in Section 4.02(b), and

(F)        the Lending Member has the right, in addition to the other rights and remedies granted to it pursuant to this Agreement or available to it at Law or in equity, to take any action (including court proceedings) that the Lending Member may deem appropriate to obtain payment by the Non-Contributing Member of the loan and all accrued and unpaid interest on it, at the cost and expense of the Non-Contributing Member;

(iii)   exercising the rights of a secured party under the Uniform Commercial Code of the State of Delaware, as more fully set forth in Section 4.02(b); or

(iv) exercising any other rights and remedies available at Law or in equity.

In addition, the failure to make such contributions shall constitute a Default by the Non-Contributing Member, and the other Members shall have the rights set forth in Article 9 with respect to such Default.

(b)       Each Member grants to the Company, and to each Lending Member with respect to any loans made by the Lending Member to that Member as a Non-Contributing Member pursuant to Section 4.02(a)(ii), as security, equally and ratably, for the payment of all Capital Contributions that Member has agreed to make and the payment of all loans and interest accrued on them made by Lending Members to that Member as a Non-Contributing Member pursuant to Section 4.02(a)(ii), a security interest in and a general lien on its Membership Rights and the proceeds thereof, all under the Uniform Commercial Code of the State of Delaware. On any default in the payment of a Capital Contribution or in the payment of such a loan or interest accrued on it, the Company or the Lending Member, as applicable, is entitled to all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Delaware with respect to the security interest granted in this Section 4.02(b). Each Member shall execute and deliver to the Company and the other Members all financing statements and other instruments that the Lending Member may request to effectuate and carry out the preceding provisions of this Section 4.02(b). At the option of a Lending Member, this Agreement or a carbon, photographic, or other copy hereof may serve as a financing statement.

4.03     Loans. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the Executive Committee may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.03 constitutes a loan from the Member to the Company, bears interest at a rate determined by the Executive Committee from the date of the advance until the date of payment, and is not a Capital Contribution.

4.04     Return of Contributions. Except as expressly provided herein, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member’s Capital Contributions.

4.05                Capital Accounts. A Capital Account shall be established and maintained for each Member. Each Member’s Capital Account shall be increased by (a) the amount of money contributed by that Member to the Company, (b) the fair market value of property contributed by that Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (c) allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treasury Regulation Section 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation Section 1.704-l(b)(4)(i), and shall be decreased by (d) the amount of money distributed to that Member by the Company, (e) the fair market value of property distributed to that Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (f) allocations to that Member of expenditures of the Company described (or treated as described) in Section 705(a)(2)(B) of the Code, and (g) allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treasury Regulation Section 1.704-1 (b)(2)(iv)(g), but excluding items described in (f) above and loss or deduction described in Treasury Regulation Section 1.704-l(b)(4)(i) or 1.704-l(b)(4)(iii). The Members’ Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation Section 1.704-l(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation Sections 1.704-1(b)(2)(iv) and 1.704-l(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation Section 1.704-1 (b)(2)(iv)(g). Thus, the Members’ Capital Accounts shall be increased or decreased to reflect a revaluation of the Company’s property on its books based on the fair market value of the Company’s property on the date of adjustment immediately prior to (A) the contribution of money or other property to the Company by a new or existing Member as consideration for a Membership Interest or an increased Sharing Ratio, (B) the distribution of money or other property by the Company to a Member as consideration for a Membership Interest, or (C) the liquidation of the Company. A Member that has more than one Membership Interest shall have a single Capital Account that reflects all such Membership Interests, regardless of the class of Membership Interests owned by such Member and regardless of the time or manner in which such Membership Interests were acquired. Upon the Disposition of all or a portion of a Membership Interest, the Capital Account of the Disposing Member that is attributable to such Membership Interest shall carry over to the Assignee in accordance with the provisions of Treasury Regulation Section 1.704-1 (b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.01                Distributions or Requests for Capital Contributions. Distributions to the Members shall be made only to all simultaneously in proportion to their respective Sharing Ratios (at the time the amounts of such distributions are determined) and in such aggregate amounts and at such times as shall be determined by the Executive Committee. The Executive Committee shall endeavor to distribute to the Members, on or before the end of each calendar quarter, or more often if approved by the Executive Committee, the estimated amount of any cash available for such calendar quarter (net of any adjustments, if any, made to reflect the actual cash available for the preceding calendar quarter) in excess of the Working Capital Requirements balance, or shall request Capital Contributions pursuant to Section 4.01 for any amount required to bring current cash available in the Company bank accounts to an amount equal to the Working Capital Requirements, as applicable. If additional cash is needed to supplement the Company bank accounts, as aforesaid, each Member agrees to pay its Sharing Ratio of such amount within 10 working Days of its receipt of a request for same. Any cash in excess of the Working Capital Requirements shall be distributed to the Members based on their respective Sharing Ratios. At the time a quarterly (or other) distribution is made, each Member shall have the option to fund its share of any Working Capital Requirements as a Capital Contribution instead of having such amounts deducted from the quarterly distributions distributed to the Members, in which event, such Member’s distribution shall be increased by an amount equal to its Sharing Ratio of the Working Capital Requirements amount contained in the Company’s bank accounts prior to depositing any Capital Contributions from the Member(s) who elect to fund its/their share of such Working Capital Requirements. The funding of any such Working Capital Requirements shall be made on or prior to the distribution to such Member.

5.02                Distributions on Dissolution and Winding Up. Upon the dissolution and winding up of the Company, after adjusting the Capital Accounts for all distributions made under Section 5.01 and all allocations under Article 5, all available proceeds distributable to the Members as determined under Section 11.02 shall be distributed to all of the Members to the extent of the Members’ positive Capital Account balances.

5.03                Allocation. (a) For purposes of maintaining the Capital Accounts pursuant to Section 4.05 and for income tax purposes, except as provided in Section 5.03(b), each item of income, gain, loss, deduction and credit of the Company shall be allocated to the Members in accordance with their Sharing Ratios.

(b)                      For income tax purposes, income, gain, loss, and deduction with respect to property contributed to the Company by a Member or revalued pursuant to Treasury Regulation Section 1.704-l(b)(2)(iv)(f) shall be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury

Regulation Section 1.704-l(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(c)                       With respect to allocations of non-recourse liabilities of the Company, each Member shall bear the corresponding tax burden of including relief from those liabilities in their amount realized upon disposition of property encumbered by the non-recourse debt.

5.04                Varying Interests. All items of income, gain, loss, deduction or credit shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last calendar day of the period for which the allocation or distribution is to be made. Notwithstanding the foregoing, if during any taxable year there is a change in any Member’s Sharing Ratio, the Members agree that their allocable shares of such items for the taxable year shall be determined on any method determined by the Executive Committee to be permissible under Code Section 706 and the related Treasury Regulations to take account of the Members’ varying Sharing Ratios.

5.05                Qualified Income Offset

(a)             Notwithstanding Section 5.03 hereof, if the allocation of loss or deduction (or any item thereof) would cause or increase a negative balance in a Member’s capital account as of the end of the fiscal year of the Company to which such allocation relates, such allocation will be reallocated to the other Members to the extent necessary to avoid causing or increasing, as the case may be, a negative balance in such Member’s capital account or in any other Member’s capital account. For purposes of determining whether an allocation causes or increases a negative balance in a capital account, such Member’s capital account shall also be reduced for:

(i)                             distributions that, as of the end of such fiscal year, reasonably are expected to be made to such Member to the extent that they exceed offsetting increases to such Member’s capital account that reasonably are expected to occur during (or prior to) the fiscal years in which such distributions are reasonably expected to be made (other than increases pursuant to the minimum gain chargeback provision described in Section 5.06 hereof); and

(ii)                          allocations of loss and deduction that, as of the end of such fiscal year, reasonably are expected to be made to such Member pursuant to Sections 704(c)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii).

(b)            Notwithstanding Section 5.03 hereof, if a Member unexpectedly receives an adjustment, allocation, or distribution described in clauses (i) or (ii) of

Section 5.05(a) hereof and if such adjustment, allocation or distribution had been anticipated it would have altered allocations in accordance with Section 5.05(a) hereof, the Member shall be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for each fiscal year) in an amount and manner sufficient to eliminate such negative balance in such Member’s capital account as quickly as possible. If allocations to more than one Member are required under this Section 5.0S(b) and there is sufficient income or gain to eliminate fully all such negative balances, such income and gain will be allocated to such Members in proportion to their negative capital account balances.

(c)             Any allocation of items of income or gain pursuant to Section 5. 05(b) or 5.06 hereof shall be taken into account in computing subsequent allocations of income, gain, loss, or deductions pursuant to Section 5.03 hereof, so that the aggregate income or loss allocated to each Member pursuant to Section 5.03 hereof shall, to the extent possible and to the extent not inconsistent with other provisions of this Section 5.05 or with Section 5.06 hereof, be equal to such aggregate amount that would have been allocated to each such Member pursuant to the provisions of Section 5.03 hereof if, in the case of allocations pursuant to Section 5.05(b) hereof, such unexpected adjustment, allocations or distributions had not occurred, or in the case of Section 5.06 hereof, there was no minimum gain chargeback.

5.06                Minimum Gain Chargeback. Notwithstanding Section 5.03 hereof, if there is a net decrease in minimum gain (computed in accordance with Treasury Regulation Section 1.704-2(d)) (“Minimum Gain”) during any fiscal year, all Members with negative capital account balances at the end of such fiscal year (computed after taking into account such net decrease) will be allocated, before any other allocations are made for such fiscal year, items of income and gain for such fiscal year (and, if necessary for subsequent fiscal years) in the amounts and in the proportions needed to eliminate such negative capital account balances as quickly as possible. For purposes of the preceding sentence, Members’ negative capital account balances shall be increased for the items described in clauses (i) and (ii) of Section 5.05(a) hereof. The Minimum Gain chargeback allocated in accordance with this Section 5.06 shall consist first of gains recognized from the disposition of items of property subject to one or more nonrecourse liabilities to the extent of the decrease in Minimum Gain attributable to the disposition of such items of property, with the remainder of such Minimum Gain chargeback, if any, made up of a pro rata portion of the Company’s other items of income and gain for such fiscal year. If, however, the gains from the disposition of items of property subject to nonrecourse liabilities exceed the amount of Minimum Gain to be charged back pursuant to this Section 5.06, a proportional share of each such gain shall constitute a part of the Minimum Gain chargeback. The rules of this Section 5.06 shall be applied before the rules of Section 5.03 hereof.

5.07                Member Services or Use of Member Property. All transactions involving services rendered by a Member or use of property owned by a Member shall be governed by Section 707(a) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE 6
MANAGEMENT

6.01                Management by Members. Except as described below in Section 6.03, the management of the Company is fully vested in the Members, acting exclusively in their membership capacities. To facilitate the orderly and efficient management of the Company, the Members shall act (a) collectively as a “committee of the whole” (named the Executive Committee) pursuant to Section 6.02, (b) through the delegation of responsibility and authority to the Manager pursuant to Section 6.03, and (c) through the delegation from time to time of certain responsibility and authority to particular Members pursuant to Section 6.04. No Member has the right, power or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except in accordance with the immediately preceding sentence. Decisions or actions taken in accordance with the provisions of this Agreement shall constitute decisions or actions by the Company and shall be binding on each Member, Representative, Officer and employee of the Company.

6.02                Executive Committee. The Members shall act collectively through meetings as a “committee of the whole,” which is hereby named the “Executive Committee.” The Executive Committee shall conduct its affairs in accordance with the following provisions and the other provisions of this Agreement:

(a)                       Representatives.

(i)                             Designation. To facilitate the orderly and efficient conduct of Executive Committee meetings, each Member shall notify the other Members, from time to time, of the identity of two of its officers, employees or agents who will represent it at such meetings (each a “Representative “). In addition, each Member may (but shall have not obligation to) notify the other Members, from time to time, of the identity of other officers, employees or agents who will represent it at any meeting that the Member’s Representatives are unable to attend (each an “Alternate Representative”). (The term “Representative “ shall also refer to any Alternate Representative that is actually performing the duties of the applicable Representative.). The initial Representatives of each Member, are set forth on Exhibit A attached hereto. A Member may designate different Representatives or Alternate Representatives for any meeting of the Executive Committee by notifying each of the other Members at least three Business Days prior to the scheduled date for such meeting; provided, however, that if giving such advance notice is not feasible, then such new Representatives or Alternate Representatives shall present written evidence of their authority at the commencement of such meeting.

(ii)                          Authority. Each Representative shall have the full authority to act on behalf of the Member that designated such Representative; the action of a Representative at a meeting (or through a written consent) of the Executive Committee shall bind the Member that designated such Representative; and the other Members shall be entitled to rely upon such action without further inquiry or investigation as to the actual authority (or lack thereof) of such Representative. In addition, the act of an Alternate Representative shall be deemed the act of the Representative for which such Alternate Representative is acting, without the need to produce evidence of the absence or unavailability of such Representative.

(iii)                       DISCLAIMER OF DUTIES; INDEMNIFICATION. EACH REPRESENTATIVE SHALL REPRESENT, AND OWE DUTIES TO, ONLY THE MEMBER THAT DESIGNATED SUCH REPRESENTATIVE (THE NATURE AND EXTENT OF SUCH DUTIES BEING AN INTERNAL CORPORATE AFFAIR OF SUCH MEMBER), AND NOT TO THE COMPANY, ANY OTHER MEMBER OR REPRESENTATIVE, OR ANY OFFICER OR EMPLOYEE OF THE COMPANY. THE PROVISIONS OF SECTION 6.06 SHALL ALSO INURE TO THE BENEFIT OF EACH MEMBER’S REPRESENTATIVES. THE COMPANY SHALL INDEMNIFY, PROTECT, DEFEND, RELEASE AND HOLD HARMLESS EACH REPRESENTATIVE FROM AND AGAINST ANY CLAIMS ASSERTED BY OR ON BEHALF OF ANY PERSON (INCLUDING ANOTHER MEMBER), OTHER THAN THE MEMBER THAT DESIGNATED SUCH REPRESENTATIVE, THAT ARISE OUT OF, RELATE TO OR ARE OTHERWISE ATTRIBUTABLE TO, DIRECTLY OR INDIRECTLY, SUCH REPRESENTATIVE’S SERVICE ON THE EXECUTIVE COMMITTEE, EXCEPT THOSE CLAIMS ARISING OUT OF THE FRAUD OR WILLFUL MISCONDUCT OF SUCH REPRESENTATIVE.

(iv)                      Attendance. Each Member shall use all reasonable efforts to cause its Representatives or Alternate Representatives to attend each meeting of the Executive Committee, unless its Representatives are unable to do so because of a “force majeure” event or other event beyond his reasonable control, in which event such Member shall use all reasonable efforts to cause its Representatives or Alternate Representatives to participate in the meeting by telephone pursuant to Section 6.02(h).

(b)                         Chairman and Secretary. One of the Representatives will be designated as Chairman of the Executive Committee, in accordance with this Section 6.02(b), to preside over meetings of the Executive Committee. Until the first anniversary of the Effective Date, the Chairman shall be a Representative designated by Destec-ES. Thereafter, the Chairmanship shall be rotated on an annual basis among the Representatives of the Members, with such rotation proceeding in inverse order of Sharing Ratios (and alphabetically among Members with identical Sharing Ratios), and with Destec-ES being excluded from the first round of rotation. Any Member may waive its right to the Chairmanship. The Executive Committee shall also designate a Secretary of the Executive Committee, who need not be a Representative.

(c)                          Procedures. The Secretary of the Executive Committee shall maintain written minutes of each of its meetings, which shall be submitted for approval no later than the next regularly-scheduled meeting. The Executive Committee may adopt whatever rules and procedures relating to its activities as it may deem appropriate, provided that such rules and procedures shall not be inconsistent with or violate the provisions of this Agreement.

(d)                         Time and Place of Meetings. The Executive Committee shall meet quarterly, subject to more or less frequent meetings upon approval of the Executive Committee. Notice of, and an agenda for, all Executive Committee meetings shall be provided by the Chairman to all Members at least ten Days prior to the date of each meeting, together with proposed minutes of the previous Executive Committee meeting (if such minutes have not been previously ratified). Special meetings of the Executive Committee may be called at such times, and in such manner, as any Member deems necessary. Any Member calling for any such special meeting shall notify the Chairman, who in turn shall notify all Members of the date and agenda for such meeting at least 10 Days prior to the date of such meeting. Such ten-Day period may be shortened by the Executive Committee. All meetings of the Executive Committee shall be held at a location designated by the Chairman. Attendance of a Member at a meeting of the Executive Committee shall constitute a waiver of notice of such meeting, except where such Member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(e)                          Quorum. The presence of one Representative designated by each Member shall constitute a quorum for the transaction of business at any meeting of the Executive Committee.

(f)                            Voting. Except as provided otherwise in this Agreement, (i) voting at any meeting of the Executive Committee shall be according to the Members’ respective Sharing Ratios, and (ii) the affirmative vote of Members holding a majority of the Sharing Ratios shall constitute the act of the Executive Committee.

(g)                         Action by Written Consent. Any action required or permitted to be taken at a meeting of the Executive Committee may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by Members that could have taken the action at a meeting of the Executive Committee at which all Members entitled to vote on the action were represented and voted.

(h)                         Meetings by Telephone. Members may participate in and hold such meeting by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(i)                             Subcommittees. The Executive Committee may create such subcommittees, delegate to such subcommittees such authority and responsibility, and rescind any such delegations, as it may deem appropriate.

(j)                             Officers. The Executive Committee may designate one or more Persons to be Officers of the Company. Any Officers so designated shall have such titles and, subject to the other provisions of this Agreement, have such authority and perform such duties as the Executive Committee may specifically delegate to them and shall serve at the pleasure of the Executive Committee.

6.03                Manager. The Members, through unanimous vote, shall designate a manager of the Company (the “Manager”), who shall be an employee of one of the Members (or their Wholly-Owned Affiliates).

(a)                     Manager’s Duties. The Manager shall, under the direction of the Executive Committee, perform the following duties:

(i)                        generally direct and coordinate the day-to-day business activities of the Company, subject to subsection 6.03(b) below;

(ii)                     except as specifically delegated by the Company pursuant to the O&M Management Services Agreement and the Energy Management Agreement, administer, enforce and supervise the Project Agreements to ensure compliance therewith, and performance thereunder that conforms with the business plan of the Company (provided that any payment made under a Project Agreement to an Affiliate of the Member whose Affiliate is the employer of the Manager shall require the prior approval of the other Member);

(iii)                  prepare and submit for approval the Budget, business plans, forecasts, and amendments/supplements thereto;

(iv)                 monitor and ensure compliance by the Company with laws, regulations, permits and directives of governmental agencies with jurisdiction over the Project and its operations, including without limitation the ISO, the California Power Exchange, the Federal Energy Regulatory Commission and the California Public Utilities Commission;

(v)                    represent the Company in public and community relations;

(vi)                 prepare and submit summary reports;

(vii)              administer the services of outside professional consultants engaged by the Manager to perform his or her duties described herein; and

(viii)           perform any other duties specifically delegated to the Manager by the Executive Committee.

(b)                    Limitations on Manager’s Authority, Notwithstanding the above, without the prior written approval of the Executive Committee, the Manager shall not take any actions with respect to:

(i)                                                                the borrowing of money or other financings;

(ii)                                                             the making of loans or advances or granting of financial or operating guarantees;

(iii)                                                          the sale or lease of any asset or group of assets (other than in the ordinary course of business);

(iv)                                                         the acquisition of any asset or group of assets (other than in the ordinary course of business);

(v)                                                            prior to the termination of the SCE O&M Contract, the negotiation of, entering into, termination of, or material amendment or modification of any labor contracts or any other agreement pertaining to the business, finances or operations of the Company;

(vi)                                                         changes in or adoption of accounting practices or the engagement or termination of the Company’s Certified Public Accountants;

(vii)                                                      changes in or adoption of any material tax position or policy;

(viii)                                                   acquiring any insurance coverage or any material change therein;

(ix)                                                           distributions to the Members of cash or other assets;

(x)                                                              approval of any capital improvements budget, any capital maintenance budget or any operating budget, which are part of the Budget;

(xi)                                                           any commitment or expenditure more than 10% in excess of any annual budgeted amounts set forth in the Budget, or any expenditure in excess of other budgeted amounts under any capital maintenance budget or any capital improvements budget previously approved by the Executive Committee;

(xii)                                                        material contracts or transactions with either Member or an Affiliate of either Member;

(xiii)                                                     renewal or termination of any agreement between the Company and a Member or an Affiliate of a Member, or the modification or amendment of any material term of any agreement between the Company and a Member or an Affiliate of a Member;

(xiv)                                                    employment of attorneys in connection with any legal claim or settlement of any action relating to a legal claim which could have a material effect on the Company or either Member;

(xv)                                                       the entering into of any new line of business;

(xvi)                                                    the making, execution or delivery of any assignment of judgment, chattel mortgage, deed, guarantee, indemnity bond, surety bond or contract to sell all or substantially all of the property of the Company; or

(xvii)                                                 any merger, consolidation, reorganization, creation of subsidiaries or entering into any joint ventures.

The Manager shall have only the specific duties set forth herein or delegated by the Executive Committee and authority to perform those duties; shall have no right to make contributions to, or to share in the profits and losses of, and distributions from, the Company; and shall have no right to vote on any matter pertaining to the Company.

(c)             Service and Compensation. Notwithstanding that the Manager shall be an employee of a Member (or its Wholly-Owner Affiliate), the Manager shall discharge the duties set forth above. The Manager may engage other employees of the Member (or its Wholly-Owned Affiliate) of which the Manager is an employee, and/or third party contractors, to assist the Manager in discharging the duties described above. Subject to the provisions next below, the Company shall pay to the Member (or its Wholly-Owned Affiliate, as applicable) that is the employer of the Manager (and such other employees of such Member or Wholly-Owned Affiliate of such Member who are assisting the Manager), for the manhours expended by the Manager and such other employees (rounded to the nearest quarter of manhour) at the rates set forth in Exhibit B attached hereto (which rates each shall escalate on the first day of each calendar year during the term hereof by an amount which is 3% of the rate applicable during the prior calendar year).

The Manager shall provide to the Executive Committee, as part of the Budget, an annual budget with respect to services performed by Manager, employees and third party contractors, as described above, and for other costs associated therewith. Any payment for services or third party contractor expenses which causes the annual budgeted amount for a budgeted category to be exceeded by 10% shall require approval of the Executive Committee. The annual budget for services to be performed by the Manager shall be reviewed quarterly by the Manager and the Executive Committee, and shall be revised as appropriate. In addition, the Manager shall communicate promptly to the Executive Committee any significant variances from estimates set forth in the Budget with respect to the services of Manager, employees and third party contractors.

(d)    Removal of Manager. One Member may request that the other Members consider whether to remove the Manager for Cause (as defined herein). The Members shall determine whether Cause exists for such removal. In the event the Members determine that Cause exists (which determination shall not be unreasonably withheld), the Members shall remove the Manager. “Cause” for purposes of this Section 6.03(d) shall mean any of the following: (i) any action that is materially inconsistent with this Agreement and causes detriment to the Company; (ii) any failure by the Manager to disclose to the Members a material conflict of interest of the Manager with a Person with which the Company, to the Manager’s knowledge, intends to enter into any contract; (iii) the commission of any act involving dishonesty, fraud, gross negligence or willful misconduct by the Manager; (iv) any refusal by the Manager to obey the express direction of the Executive Committee; (v) any act or omission of the Manager that is materially injurious to the Company; or (vi) any material failure by the Manager to perform his or her duties in a timely or reasonably satisfactory manner.

(e)    Indemnification. The Company shall indemnify, protect, defend, release and hold harmless the Manager from and against any Claims asserted by or on behalf of any Person (including a Member, or Wholly-Owned Affiliate of a Member, of which the Manager is not an employee), other than the Claims of a Member (or Wholly-Owned Affiliate of a Member) of which the Manager is an employee based on such employment relationship (which shall be an internal corporate affair of such Member or Wholly-Owned Affiliate of such Member), that arise out of, relate to or are otherwise attributable to, directly or indirectly, the Manager’s performance of his or her duties on behalf of the Company, except for claims arising out of the fraud or willful misconduct of the Manager.

6.04     Delegation to Particular Member. The Executive Committee may delegate to one or more Members such authority and duties as the Executive Committee may deem advisable. Decisions or actions taken by any such Member in accordance with the provisions of this Agreement shall constitute decisions or actions by the Company and shall be binding on each Member, Representative, Officer and employee of the Company, Any delegation pursuant to this Section 6.04 may be revoked at any time by the Executive Committee. With respect to duties discharged hereunder by a Member (a) such Member may discharge such duties through the personnel of a Wholly-Owned Affiliate of such Member, and (b) unless the Members otherwise agree, the Company shall compensate such Member (or its Wholly-Owned Affiliate, as applicable) for the performance of such duties in an amount equal to the manhours expended by the personnel of such Member (or its Wholly-Owned Affiliate) multiplied by the applicable rate(s) shown on Exhibit B attached hereto (which rates each shall escalate on the first day of each calendar year during the term hereof by an amount which is 3% of the rate applicable during the prior calendar year), and shall reimburse such Member for all reasonable out of pocket costs incurred by such Member in discharging such duties. In addition, prior to performing any such duties, the performing Member shall provide to the other Member for approval an estimate of manhours and Types of personnel required to perform the delegated duties and a schedule for the performance of the delegated duties and for other costs associated therewith, and shall promptly inform the other Member of any variance from the budget or schedule.

6.05     Affiliate Agreements; Conflicts of Interest. (a) Contemporaneous with the execution hereof, the Company is executing the Administrative Services Agreement, Energy Management Agreement and O&M Management Services Agreement. Subject to Section 6.05(b) below, the Members agree that the Company shall enter into an O&M Agreement.

(b)       The terms of the O&M Agreement shall be negotiated in good faith on an arm’s length basis, with terms that are reasonably competitive with those available in the market from unaffiliated third parties, and consistent with the goal of operating a competitive merchant plant facility.

(c)        Subject to any other agreement between Destec and NRG (and their respective Affiliates, as applicable), a Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. Subject to, and in addition to, Section 6.05(a), the Company may transact business with any Member or Affiliate thereof, provided the terms of those transactions are approved by the Executive Committee or expressly contemplated by this Agreement Without limiting the generality of the foregoing, the Members recognize and agree that they and their respective Affiliates currently engage in certain activities involving the generation, transmission, distribution, marketing and trading of electricity and other energy products (including futures, options, swaps, exchanges of future positions for physical deliveries and commodity trading), and the gathering, processing, storage and transportation of such products, as well as other commercial activities related to such products, and that these and other activities by Members and their Affiliates may be made possible or more profitable by reason of the Company’s activities (herein referred to as “Outside Activities”). The Members agree that (i) no Member or Affiliate of a Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any Outside Activities, and (ii) no Member or its Affiliates shall have any duty or obligation, express or implied, to account to, or to share the results or profits of such Outside Activities with, the Company, any other Member or any Affiliate of any other Member, by reason of such Outside Activities.

6.06     Disclaimer of Duties and Liabilities. (a) NO MEMBER OR MANAGER SHALL OWE ANY DUTY (INCLUDING ANY FIDUCIARY DUTY) TO THE OTHER MEMBERS OR TO THE COMPANY, OTHER THAN THE DUTIES THAT ARE EXPRESSLY SET FORTH IN THIS AGREEMENT.

(b)       NO MEMBER OR MANAGER SHALL BE LIABLE WHETHER IN CONTRACT, TORT OR OTHERWISE) FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES; PROVIDED, HOWEVER, THAT A MEMBER OR MANAGER SHALL BE LIABLE FOR ANY CLAIMS BY OR ON BEHALF OF ANY PERSON (INCLUDING ANOTHER MEMBER) ARISING FROM OR RELATED TO FRAUDULENT ACTS OR WILLFUL MISCONDUCT OF THE MEMBER OR MANAGER, RESPECTIVELY.

(c)        THE OBLIGATIONS OF THE MEMBERS UNDER THIS AGREEMENT ARE OBLIGATIONS OF THE MEMBERS ONLY, AND NO RECOURSE SHALL BE AVAILABLE AGAINST ANY OFFICER, DIRECTOR OR AFFILIATE OF ANY MEMBER, EXCEPT AS PERMITTED UNDER APPLICABLE LAW.

6.07     Indemnification. Each Member shall indemnity, protect, defend, release and hold harmless each other Member, its Representative, its Affiliates, and its and their respective directors, officers, employees and agents from and against any Claims asserted by or on behalf of any Person (including another Member) that arise out of, relate to or are otherwise attributable to, directly or indirectly, a breach by the indemnifying Member of this Agreement, or the negligence, gross negligence or willful misconduct of the indemnifying Member in connection with the Project or this Agreement; provided, however, that this Section 6.07 shall not apply to any Claim or other matter for which a Member (or its Representative) has no liability or duty, or is indemnified or released, pursuant to Section 6.02(a)(iii), 6.03,6.05 or 6.06.

ARTICLE 7
TAXES

7.01     Tax Returns. The Tax Matters Member shall prepare and timely file (on behalf of the Company) all federal, state and local tax returns required to be filed by the Company. Each Member shall furnish to the Tax Matters Member all pertinent information in its possession relating to the Company’s operations that is necessary to enable the Company’s tax returns to be timely prepared and filed. The Company shall bear the costs of the preparation and filing of its returns, including the costs of any audit of its returns by any Governmental Authority.

7.02     Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a)    to adopt as the Company’s fiscal year the calendar year;

(b)    to adopt the accrual method of accounting;

(c)    if a distribution of the Company’s property as described in Code Section 734 occurs or if a transfer of Membership Interest as described in Code Section 743 occurs, on request by notice from any Member, to elect, pursuant to Code Section 754, to adjust the basis of the Company’s properties;

(d)    to elect to amortize the organizational expenses of the Company ratably over a period of 60 months as permitted by Section 709(b) of the Code; and

(e)    any other election the Executive Committee may deem appropriate.

Neither the Company nor any Member shall make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law and no provision of this Agreement (including Section 2.07) shall be construed to sanction or approve such an election.

7.03     Tax Matters Member. (a) During the term of the Asset Management Agreement, Destec-ES shall be the “tax matters partner” of the Company pursuant to Section 623l(a)(7) of the Code (the “Tax Matters Member”). After the expiration of the term of the Asset Management Agreement, the Executive Committee may designate a different Tax Matters Member. The Tax Matters Member shall take such action as may be necessary to cause to the extent possible each other Member to become a “notice partner” within the meaning of Section 6223 of the Code. The Tax Matters Member shall inform each other Member of all significant matters that may come to its attention in its capacity as Tax Matters Member by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity.

(b)       The Tax Matters Member shall take no action without the authorization of the Executive Committee, other than such action as may be required by Law. Any reasonable cost or expense incurred by the Tax Matters Member in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

(c)        The Tax Matters Member shall not enter into any extension of the period of limitations for making assessments on behalf of the Members without first obtaining the consent of the Executive Committee. The Tax Matters Member shall not bind any Member to a settlement agreement without obtaining the consent of such Member. Any Member that enters into a settlement agreement with respect to any Company item (as described in Code Section 623l(a)(3)) shall notify the other Members of such settlement agreement and its terms within 90 Days from the date of the settlement.

(d)       No Member shall file a request pursuant to Code Section 6227 for an administrative adjustment of Company items for any taxable year without first notifying the other Members. If the Executive Committee consents to the requested adjustment, the Tax Matters Member shall file the request for the administrative adjustment on behalf of the Members. If such consent is not obtained within 30 Days from such notice, or within the period required to timely file the request for administrative adjustment, if shorter, any Member, including the Tax Matters Member, may file a request for administrative adjustment on its Own behalf. Any Member intending to file a petition under Code Sections 6226,6228 or other Code Section with respect to any item involving the Company shall notify the other Members of such intention and the nature of the contemplated proceeding. In the case where the Tax Matters Member is the Member intending to file such petition on behalf of the Company, such notice shall be given within a reasonable period of time to allow the other Members to participate in the choosing of the forum in which such petition will be filed.

(e)        If any Member intends to file a notice of inconsistent treatment under Code Section 6222(b), such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member’s intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

ARTICLE 8
BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01     Maintenance of Books. (a) The Executive Committee shall keep or cause to be kept at the principal office of the Company or at such other location approved by the Executive Committee complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company’s business and minutes of the proceedings of its Members and the Executive Committee, and any other books and records that are required to be maintained by applicable Law.

(b)       The books of account of the Company shall be (i) maintained on the basis of a fiscal year that is the calendar year, (ii) maintained on an accrual basis in accordance with generally accepted accounting principles, consistently applied, and (iii) audited by the Certified Public Accountants at the end of each calendar year.

8.02     Reports. (a) With respect to each calendar year, the Executive Committee shall prepare and deliver to each Member:

(i)     Within 60 Days after the end of such calendar year, a profit and loss statement and a statement of cash flows for such year, a balance sheet and a statement of each Member’s Capital Account as of the end of such year, together with agreement of such statements by the Certified Public Accountants, and within 75 Days after the end of such calendar year, audited financial statements along with an audit opinion of the Certified Public Accountants; and

(ii)    Such federal, state and local income tax returns and such other accounting, tax information and schedules as shall be necessary for the preparation by each Member on or before July 15 following the end of each calendar year of its income tax return with respect to such year.

(b)       By 10:00 a.m. Central Standard Time on any day which is within 5 Business Days after the end of each calendar month, the Executive Committee shall cause to be prepared and delivered to each Member the estimated net income and estimated revenues and expenses for such month (provided that the Executive Committee may change the financial statements required by this Section 8.02(b) to a quarterly basis or make such other change therein as it may deem appropriate).

(c)        Within 15 Days after the end of each calendar month, the Executive Committee shall cause to be prepared and delivered to each Member, with an appropriate certificate of the Person authorized to prepare the same (provided that the Executive Committee may change the financial statements required by this Section 8.02(c) to a quarterly basis or may make such other change therein as it may deem appropriate):

(i)     A profit and loss statement and a statement of cash flows for such month (including sufficient information to permit the Members to calculate their tax accruals), for the portion of the calendar year then ended;

(ii)    A balance sheet and a statement of each Member’s Capital Account as of the end of such month and the portion of the calendar year then ended; and

(iii)   A statement comparing the actual financial status and results of the Company as of the end of or for such month and the portion of the calendar year then ended with the budgeted or forecasted status and results as of the end of or for such respective periods.

(c)        The Executive Committee shall also cause to be prepared and delivered to each Member such other reports, forecasts, studies, budgets and other information as the Executive Committee may request from time to time.

8.03     Bank Accounts. Funds of the Company shall be deposited in such banks or other depositories as shall be designated from time to time by the Executive Committee. All withdrawals from any such depository shall be made only as authorized by the Executive Committee and shall be made only by check, wire transfer, debit memorandum or other written instruction.

ARTICLE 9
BUYOUT OPTION

9.01     Buyout Events. This Article 9 shall apply to any of the following events (each a “Buyout Event”):

(a)    a Member shall dissolve or become Bankrupt; or

(b)    a Member shall commit a Default.

In each case, the Member with respect to whom a Buyout Event has occurred is referred to herein as the “Affected Member.”

9.02     Procedure. If a Buyout Event occurs and is not cured within 30 Business Days of the Affected Member’s receipt of notice thereof from another Member (or such shorter period (not less than 10 Business Days) as the other Member determines in its discretion to be reasonable under the circumstances and set forth in such notice), then each of the other Members shall have the option to acquire the Membership Interest of the Affected Member (or to cause it to be acquired by a third party designated by the other Members), in accordance with procedures that are substantively equivalent to those set forth in Section 3.03(b)(iii) (and with the Members exercising such preferential right also being referred to herein as “Purchasing Members”).

9.03     Purchase Price. The purchase price for a Membership Interest being purchased pursuant to this Article 9 (the “Purchase Price “) shall be determined in the following manner. The Affected Member and the Purchasing Members shall attempt to agree upon the fair market value of the applicable Membership Interest. If those Members do not reach such agreement on or before the 30th Day following the exercise of the option, any such Member, by notice to the others, may require the determination of fair market value to be made by the Arbitrator pursuant to Article 10. Following the determination of fair market value by agreement or arbitration (the “Fair Market Value”), the Purchase Price shall be determined and paid in accordance with the following chart and procedures:

Buyout Event	Discount	Closing Percent	Interest Rate	Term	Payment Frequency
Dissolution	0%	10%	7%	10 yrs.	semi-annual
Bankruptcy	0%	10%	7%	10 yrs.	semi-annual
Default	10%	10%	7%	10 yrs.	semi-annual

The following provisions shall apply to the determination and payment of the Purchase Price:

(a)    the Purchase Price shall be (i) the product of (A) the Fair Market Value times (B) 100% minus the percentage shown for such Buyout Event in the “Discount” Column; less (ii) the amount of all monetary damages suffered by the Company and the other Members as a result of such Buyout Event (including any adverse tax consequences resulting from a Code Section 708 termination);

(b)    at the closing, the Purchasing Members (or third party designee) shall pay the Affected Member a portion of the Purchase Price equal to the Purchase Price multiplied by the percentage shown for such Buyout Event in the “Closing Percent” column;

(c)    if the applicable Closing Percent is less than 100%, then the remainder of the Purchase Price (the “Deferred Amount”), shall accrue interest from the date of closing at the rate per annum shown for such Buyout Event in the “Interest Rate” column (not to exceed the maximum rate permitted by Law); and

(d)    the Deferred Amount, together with accrued interest thereon, shall be paid by the Purchasing Members (or third party designee) in equal cash installments over the term shown for such Buyout Event in the “Term” column and at the payment frequency shown for such Buyout Event in the “Payment Frequency” column, with the amount of the cash installments being calculated to amortize fully the Deferred Amount (and accrued interest thereon) over the applicable Term. The installments shall be paid on the first Day of January and July of the applicable Term, with appropriate adjustments to the first or last payments to reflect a closing that does not occur on the first Day of a month or quarter (as applicable). The payment to be made to the Affected Member pursuant to this Article 9 shall be in complete liquidation and satisfaction of all the rights and interest of the Affected Member in and in respect of the Company, including any Membership Interest, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the other Members, and constitutes a compromise to which all Members have agreed pursuant to Section 18-502(b) of the Act.

9.04     Closing. If an option to purchase is exercised in accordance with the other provisions of this Article 9, the closing of such purchase shall occur on the 30th Day after the determination of the Fair Market Value pursuant to Section 9.03 (or, if later, the fifth Business Day after the receipt of all applicable regulatory and governmental approvals to the purchase), and shall be conducted in a manner substantively equivalent to that set forth in Section 3.03(b)(ii)(B); provided, however, that the Purchasing Members (or third party designee) shall deliver to the Affected Member (i) the portion of the Purchase Price required by Section 9.03 to be paid at the Closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in Section 9.03 for the Deferred Amount.

9.05     Terminated Member. Upon the occurrence of a closing under Section 9.04, the following provisions shall apply to the Affected Member (now a “Terminated Member”);

(a)    The Terminated Member shall cease to be a Member immediately upon the occurrence of the closing.

(b)    As the Terminated Member is no longer a Member, it will no longer be entitled to receive any distributions (including liquidating distributions) or allocations from the Company, and neither it nor its Representative shall be entitled to exercise any voting or consent rights or to receive any further information (or access to information) from the Company.

(c)    The Terminated Member must pay to the Company all amounts owed to it by such Member.

(d)    The Terminated Member shall remain obligated for all liabilities it may have under this Agreement or otherwise with respect to the Company that accrue prior to the closing.

(f)     The Sharing Ratio of the Terminated Member shall be allocated among the Purchasing Members (or third party designee) in the proportion of the total Purchase Price paid by each.

ARTICLE 10
DISPUTE RESOLUTION

10.01   Disputes. This Article 10 shall apply to any dispute arising under or related to this Agreement (whether arising in contract, tort or otherwise, and whether arising at law or in equity), including (a) any dispute regarding the construction, interpretation, performance, validity or enforceability of any provision of this Agreement or whether any Person is in compliance with, or breach of, any provisions of this Agreement, and (b) the applicability of this Article 10 to a particular dispute. Notwithstanding the foregoing, this Article 10 shall not apply to any matters that, pursuant to the provisions of this Agreement, are to be resolved by a vote of the Members (including through the Executive Committee); provided, however, that if a vote, approval, consent, determination or other decision must, under the terms of this Agreement, be made (or withheld) in accordance with a standard other than Sole Discretion (such as a reasonableness standard), then the issue of whether such standard has been satisfied may be a dispute to which this Article 10 applies. Any dispute to which this Article 10 applies is referred to herein as a “Dispute.” With respect to a particular Dispute, each Member that is a party to such Dispute is referred to herein as a “Disputing Member.” The provisions of this Article 10 shall be the exclusive method of resolving Disputes.

10.02   Negotiation to Resolve Dispute. If a Dispute arises, either Disputing Member may initiate the dispute-resolution procedures of this Article 10 by delivering a notice (a “Dispute Notice”) to the other Disputing Members. Within 10 Days of delivery of a Dispute Notice, each Disputing Member shall designate a representative, and such representatives shall promptly meet (whether by phone or in person) in a good faith attempt to resolve the Dispute. If such representatives can resolve the Dispute, such resolution shall be reported in writing and shall be binding upon the Disputing Members. If such representatives are unable to resolve the Dispute within 30 Days following the delivery of the Dispute Notice (or such other period as such representatives may agree), or if a Disputing Member fails to appoint a representative within 10 Days of delivery following the delivery of the Dispute Notice, then the process described in this Section 10.02 shall be repeated, with each Disputing Member designating one of its senior officers to be its representative in such second round of negotiations. If such representatives are unable to resolve the Dispute within 30 Days following the delivery of the second Dispute Notice (or such other period as such representatives may agree), or if a Disputing Member fails to appoint a representative for such second round of negotiations within 10 Days of delivery following the delivery of the Dispute Notice, then any Disputing Member may submit such Dispute to binding arbitration under this Article 10 by notifying the other Disputing Members (an “Arbitration Notice”).

10.03   Selection of Arbitrator. (a) Any arbitration conducted under this Article 10 shall be heard by a sole arbitrator (the “Arbitrator”) selected in accordance with this Section 10.03. Each Disputing Member and each proposed Arbitrator shall disclose to the other Disputing Members any business, personal or other relationship or Affiliation that may exist between such Disputing Member and such proposed Arbitrator, and any Disputing Member may disapprove of such proposed Arbitrator on the basis of such relationship or Affiliation.

(b)       The Disputing Member that submits a Dispute to arbitration shall request the American Arbitration Association (or, if such Association has ceased to exist, the principal successor thereto) (the “AAA “) to designate the Arbitrator. The Arbitrator selected by the AAA shall possess relevant expertise to analyze and resolve the matter that is the subject of the Dispute. If the Arbitrator so designated shall die, resign or otherwise fail or becomes unable to serve as Arbitrator, a replacement Arbitrator shall be chosen by the AAA.

10.04   Conduct of Arbitration. The Arbitrator shall expeditiously (and, if possible, within 90 Days after the Arbitrator’s selection) hear and decide all matters concerning the Dispute. Any arbitration hearing shall be held in New York, New York. The arbitration shall be conducted in accordance with the then-current Commercial Arbitration Rules of the AAA (excluding rules governing the payment of arbitration, administrative or other fees or expenses to the Arbitrator or the AAA), to the extent that such Rules do not conflict with the terms of this Agreement Except as expressly provided to the contrary in this Agreement, the Arbitrator shall have the power (a) to gather such materials, information, testimony and evidence as it deems relevant to the dispute before it (and each Member will provide such materials, information, testimony and evidence requested by the Arbitrator, except to the extent any information so requested is proprietary, subject to a third-party confidentiality restriction or to an attorney-client or other privilege), (b) to grant injunctive relief and enforce specific performance, and (c) fashion such relief as the Arbitrator deems equitable and appropriate, regardless of whether such is not consistent with the relief requested/or position taken by the Disputing Members. If it deems necessary, the Arbitrator may propose to the Disputing Members that one or more other experts be retained to assist it in resolving the Dispute. The retention of such other experts shall require the unanimous consent of the Disputing Members, which shall not be unreasonably withheld. Each Disputing Member, the Arbitrator and any proposed expert shall disclose to the other Disputing Members any business, personal or other relationship or Affiliation that may exist between such Disputing Member (or the Arbitrator) and such proposed expert; and any Disputing Member may disapprove of such proposed expert on the basis of such relationship or Affiliation. The decision of the Arbitrator (which shall be rendered in writing) shall be final, nonappealable and binding upon the Disputing Members and may be enforced in any court of competent jurisdiction; provided that the Members agree that the Arbitrator and any court enforcing the award of the Arbitrator shall not have the right or authority to award punitive or exemplary damages to any Disputing Member. The responsibility for paying the costs and expenses of the arbitration, including compensation to the Arbitrator and any experts retained by the Arbitrator, shall be allocated among the Disputing Members in a manner determined by the Arbitrator to be fair and reasonable under the circumstances. Each Disputing Member shall be responsible for the fees and expenses of its respective counsel, consultants and witnesses, unless the Arbitrator determines that compelling reasons exist for allocating all or a portion of such costs and expenses to one or more other Disputing Members.

ARTICLE 11
DISSOLUTION, WINDING-UP AND TERMINATION

11.01  Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a “Dissolution Event”):

(a)    the unanimous consent of the Members; or

(b)    entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

11.02  Winding-Up and Termination. (a) On the occurrence of a Dissolution Event, the Executive Committee shall select one Member to act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The reasonable costs of winding up shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The steps to be accomplished by the liquidator are as follows:

(i)        as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities, and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable;

(ii)       the liquidator shall discharge from Company funds all of the indebtedness, liabilities and obligations of the Company (including all expenses incurred in winding up and any loans described in Section 4.02) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(iii)      all remaining assets of the Company shall be distributed to the Members as follows:

(A)       the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members in accordance with the provisions of Article 5;

(B)        with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(C)        Company property (including cash) shall be distributed among the Members in accordance with Section 5.02, and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, 90 Days after the date of the liquidation).

(b)      The distribution of cash or property to a Member in accordance with the provisions of this Section 11.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest and all the Company’s property and constitutes a compromise to which all Members have consented pursuant to Section 18-502(b) of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

11.03  Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance that may exist from time to time in the Member’s Capital Account.

11.04  Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Members (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to Section 2.05, and take such other actions as may be necessary to terminate the existence of the Company. Upon the filing of such certificate of cancellation, the existence of the Company shall terminate (and the Term shall end), except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 12
GENERAL PROVISIONS

12.01  Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

12.02  Project Financing. To the extent the Members are able to leverage the Project, the Members agree that the financing will be non-recourse to the Members and their respective affiliates.

12.03  Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail or by facsimile or other electronic transmission. A notice, request or consent given under this Agreement is effective on receipt by the Member to receive it; provided, however, that a facsimile or other electronic transmission that is transmitted after the normal business hours of the recipient shall be deemed effective on the next Business Day. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A attached hereto or in the instrument described in Section 3.03(b)(iv)(A)(II) or 3.04, or such other address as that Member may specify by notice to the other Members. Any notice, request or consent to the Company must be given to all of the Members. Whenever any notice is required to be given by Law, the Delaware Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.04  Entire Agreement; Superseding Effect. This Agreement constitutes the entire agreement of the Members and their Affiliates relating to the Company and the transactions contemplated hereby and supersedes all provisions and concepts contained in all prior contracts or agreements between the Members or any of their Affiliates with respect to the Company and the transactions contemplated hereby (including the Initial

LLC Agreement), whether oral or written, except for the Preliminary Agreement as specifically provided herein, and for liabilities accrued under the Preliminary Agreement.

12.05  Press Releases. Each Member agrees that it shall not (and shall cause its Affiliates not to), without the other Members’ consent, issue a press release or have any contact with or respond to the news media with any sensitive or Confidential Information, except as required by securities or similar Laws or Securities Exchange requirements applicable to a Member and its Affiliates. Any press release by a Member or its Affiliates with respect to any sensitive or Confidential Information shall be subject to review and approval by the other Party, which approval shall not be unreasonably withheld.

12.06  Effect of Waiver or Consent. Except as otherwise provided in this Agreement, a waiver or consent, express or implied, to or of any breach or default by any Member in the performance by that Member of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Member of the same or any other obligations of that Member with respect to the Company. Except as otherwise provided in this Agreement, failure on the part of a Member to complain of any act of any Member or to declare any Member in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Member of its rights with respect to that default until the applicable statute-of-limitations period has expired.

12.07  Amendment or Restatement. This Agreement or the Delaware Certificate may be amended or restated only by a written instrument executed (or, in the case of the Delaware Certificate, approved) by all of the Members.

12.08  Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective successors and permitted assigns.

12.09  Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control. If any provision of the Act provides that it may be varied or superseded in a limited liability company agreement (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Member or circumstance is held invalid or unenforceable to any extent, (a) the remainder of this Agreement and the application of that provision to other Members or circumstances is not affected thereby, and (b) the Members shall negotiate in good faith to replace that provision with a new provision that is valid and enforceable and that puts the Members in substantially the same economic, business and legal position as they would have been in if the original provision had been valid and enforceable.

12.10  Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

12.11  Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

NRG EL SEGUNDO INC.

By:	/s/ Craig A. Mataczynski
	Name:	Craig A. Mataczynski
	Title:	President

Date:	March 25, 1998

EL SEGUNDO, INC.

By:	/s/ Lynn A. Lednicky
	Name:	Lynn A. Lednicky
	Title:	Vice President — Business Management

Date:	23 March 98

EXHIBIT A

Members

[Illegible]	[Illegible]	[Illegible]	[Illegible]
NRG El Segundo Inc.	50%	Northern States Power Company, and NRG Energy, Inc.	Craig Mataczynski
1221 Nicollot Mall, Suite 700			Stan Marks
Minneapolis, MN 55403
Attn: Craig Mataczynski
Fax: (612) 373-5392

El Segundo, Inc.	50%	NGC Corporation, and Destee Energy, Inc.	Lynn Lednicky
c/o Destec Energy, Inc.			Tom Swank
1000 Louisiana, Suite 5800
Ann: Lynn Lednicky
Fax: (713) 767-8506

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EXHIBIT B
HOURLY LABOR

1998
ELSG
Loaded Rate
Senior Manager	$94.63
Manager	$83.14
Supervisor	$60.17
Lawyer	$87.24
Senior Engineer	$74.81
Engineer	$55.58
Specialists	$49.87
Designer	$64.59
Draftsman	$43.88
Sr. Plant Technician	$45.36
Plant Technician	$36.93
Senior Secretary	$35.89
Secretary	$23.12
Clerical	$24.63

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